SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 30, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  November 30, 2005                    By   Allison Scandrett
    -----------------------                      -----------------

                                            Name: Mrs A Scandrett
                                            Deputy Company Secretary

                                                                    [corus logo]

Corus Group plc 2005 Third Quarter Results



Highlights

o Third quarter operating profit of (pound)103m and profit after tax of (pound)50m in challenging market conditions

o Underlying operating profit* for the nine months of (pound)603m, an improvement of (pound)217m over 2004

o    'Restoring Success' delivered approximately 75% of this improvement

o    Nine months profit after tax of (pound)387m and earnings per share of 8.66p

o    Net debt** reduced by (pound)170m in the third quarter to (pound)961m


--------------------------------------------------------------------------------------------------
       3 months to    3 months to                                      9 months to    9 months to
         1 October      2 October    (pound) millions unless stated      1 October      2 October
              2005           2004                                             2005           2004
--------------------------------------------------------------------------------------------------
             2,383          2,356    Turnover                                7,716          6,833
--------------------------------------------------------------------------------------------------
               103            247    Group operating profit                    586            442
--------------------------------------------------------------------------------------------------
               176            305    EBITDA*                                   834            612
--------------------------------------------------------------------------------------------------
               100            231    Underlying operating profit*              603            386
--------------------------------------------------------------------------------------------------
                80            227    Pre-tax profit                            515            383
--------------------------------------------------------------------------------------------------
                50            188    Profit after tax                          387            275
--------------------------------------------------------------------------------------------------
             1.10p          4.28p    Earnings per share (pence)              8.66p          6.22p
--------------------------------------------------------------------------------------------------
             (961)        (1,034)    Net debt at end of period**              (961)        (1,034)
--------------------------------------------------------------------------------------------------

 * Before restructuring, impairment and disposals. Refer to supplementary information note 10 for reconciliation to the Group's operating profit.
** Includes (pound)268m impact of adopting IAS 32 and 39 from January 2005


Outlook

Reduced steel production throughout Europe during the third quarter, combined with lower imports, has gradually restored the balance between supply and demand. European stock levels have returned to normal and apparent demand has improved during the fourth quarter. Selling prices have therefore stabilised and are beginning to recover. This improvement is expected to continue into the first quarter of 2006. Restoring Success benefits will continue to be progressively delivered in line with plan.



Corus
30 Millbank
London SW1P 4WY
T+44 (0) 20 7717 4444
www.corusgroup.com

From 2 January 2005, in line with all companies listed in the European Union, Corus adopted International Financial Reporting Standards (IFRS) having previously reported its financial results under UK Generally Accepted Accounting Principles (GAAP). Further details of this change in accounting policy are provided in Appendix 1 of the Interim Report for the six months to 2 July 2005, that is available on the Corus website at www.corusgroup.com.


Financial highlights

In challenging market conditions, Corus generated a profit after tax of (pound)50m during the third quarter of 2005. This increased the profit after tax for the nine months of 2005 to (pound)387m and earnings per share to 8.66p. This compared to (pound)275m and 6.22p per share for the same period of 2004.

The downward pressure on selling prices that began during the first half of 2005 accelerated during the third quarter. To align production with demand, steel production was reduced by 7% in the quarter, compared to the same period of 2004. This reduction was in addition to the seasonal production breaks normally taken during this period. The full impact of the significant increases in raw material costs was also experienced in the third quarter. In this environment, the Group operating profit for the third quarter 2005 was (pound)103m, compared to (pound)247m in 2004 when market conditions were significantly more favourable.

The Group operating profit for the first nine months of 2005 increased by 33% to (pound)586m, compared to (pound)442m in 2004. The underlying operating profit, excluding restructuring and impairment costs and profit on disposals, was (pound)603m (2004: (pound)386m). An overall increase of 21% in average steel selling prices compared to 2004 has more than offset a 6% reduction in steel deliveries and the progressive impact of higher raw material and energy costs. As 2005 has progressed and market conditions weakened, management actions as part of Restoring Success played an increasingly important role in underpinning the financial performance of the Group. Restoring Success is estimated to have accounted for some (pound)160m or 75% of the increase in underlying operating profit in the first nine months of 2005, compared to the equivalent period in 2004.

At the end of the period, net debt was (pound)961m; a reduction of (pound)170m compared to 2 July 2005. The strong cash generation during the quarter was attributable to both the operating performance and a significant release in working capital requirements. Working capital management remained a key area of focus and the ratio of working capital to turnover was unchanged at 18%.

Restoring Success

Restoring Success, launched in June 2003, is designed to deliver EBITDA benefits of (pound)680m per annum by the end of 2006. Annualised exit rate benefits of (pound)520m were secured by the end of September 2005. Progress against the three separate initiatives is outlined below:

--------------------------------------------------------------------------------
Progress to date - Annualised Exit Rates (from June 2003)
--------------------------------------------------------------------------------
      Initiative          End 2006 targets            Progress to September 2005
--------------------------------------------------------------------------------
Existing initiatives        (pound)210m                       (pound)216m
--------------------------------------------------------------------------------
UK restructuring            (pound)120m                       (pound)19m
--------------------------------------------------------------------------------
New initiatives             (pound)350m                       (pound)285m
--------------------------------------------------------------------------------
Gross target                (pound)680m                       (pound)520m
--------------------------------------------------------------------------------


                                   Corus Group plc 2005 Third Quarter Results  2

o Existing initiatives - completed in June 2005, 6 months ahead of plan. These initiatives have delivered EBITDA improvements of (pound)216m on an annualised basis.
o UK restructuring - the capital expenditure, to improve the efficiency of the UK steel making assets, was completed in the first half of the year. The new assets at Engineering Steels in Rotherham will not fully achieve planned production volumes until the second half of 2006, due to the complexity of the Stocksbridge order book that is being transferred. Annualised benefits of (pound)19m have been realised by the end of the third quarter. The target benefits of (pound)120m remain on track to be delivered in full by the end of 2006.
o New initiatives - Excellent progress continues to be made with new initiatives. These relate to the sharing and implementation of best practice across the Group, combined with the enrichment of product and customer mix towards premium end markets. Target benefits of (pound)350m by the end of 2006 also remain on track, with (pound)285m of these benefits secured by end September 2005.


The Corus Way

Longer-term, 'The Corus Way' is designed to differentiate Corus from its competitors and allow the Group to deliver value for its shareholders, building on three business objectives: best supplier to best customers, world-class processes and selective growth. Today, the Group has announced a major investment of (pound)153m, to be completed over the next four years, at IJmuiden, in the Netherlands, to further enrich the product mix of its existing asset base in Western Europe. This investment at the Group's lowest cost facility, will expand Corus' product range capabilities for the automotive and construction markets, including new Advanced High Strength Steels (AHSS).


Commenting on the interim results, Philippe Varin, Chief Executive said:

"Corus has delivered a robust financial performance in the third quarter, in challenging market conditions. The firm foundations laid by our Restoring Success programme have underpinned this result. The programme remains on track to be delivered in full by the end of 2006 and will further demonstrate the structural changes taking place in Corus."


Outlook

Reduced steel production throughout Europe during the third quarter, combined with lower imports, has gradually restored the balance between supply and demand. European stock levels have returned to normal and apparent demand has improved during the fourth quarter. Selling prices have therefore stabilised and are beginning to recover. This improvement is expected to continue into the first quarter of 2006. Restoring Success benefits will continue to be progressively delivered in line with plan.


                                   Corus Group plc 2005 Third Quarter Results  3

--------------------------------------------------------------------------------
Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)9 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 48,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
--------------------------------------------------------------------------------

The full third quarter report is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com.
                                                         ------------------

Philippe Varin, Chief Executive Officer and David Lloyd, Chief Financial Officer, will host a conference call and webcast for the investment community, to discuss the Group's third quarter results at 10am London time on Wednesday, 30 November 2005. The conference call telephone number is +44 (0) 207 3651 855. The webcast can be viewed at www.corusgroup.com/investor or www.cantos.com.
                             ---------------------------    --------------

For individuals unable to participate in the conference call, a telephone replay will be available from midday on Wednesday, 30 November 2005 until Thursday 8 December. The telephone number for the replay service is +44 (0) 207 7841 024. The password is 7999004#.

Contacts:   Investor Relations:    Tel. +44 (0) 20 7717 4514/4501/4504
                                   Fax. +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel.  +44 (0) 20 7717 4532/4597
                                   Fax.  +44 (0) 20 7717 4316

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom



                                   Corus Group plc 2005 Third Quarter Results  4

                                                                    [corus logo]


--------------------------------------------------------------------------------

Corus Group plc
Interim Report for the 9 months to 1 October 2005

--------------------------------------------------------------------------------


Contents

2        Review of the Period

8        Consolidated Income Statement

9        Consolidated Balance Sheet

10       Statement of Recognised Income and Expense

10       Reconciliation of Movements in Equity

11       Consolidated Cash Flow Statement

12       Reconciliation of Net Cash Flow to Movement in Net Debt

12       Analysis of Net Debt

13       Supplementary Information

18       Appendix






This Interim Report sets out the results for the nine months to 1 October 2005 and unless otherwise stated, comparisons are to the nine months ending 2 October 2004. All balances are presented under IFRS.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments of a normal recurring nature considered necessary to present fairly the consolidated financial position of the Group and its consolidated results of operations and cash flows.


                                   Corus Group plc 2005 Third Quarter Results  1

Review of the Period

These interim results are prepared in accordance with International Financial Reporting Standards (IFRS). Further details of the IFRS accounting policies are provided in Appendix 1 of the Interim Report for the six months to 2 July 2005. This report is available on the Corus website at www.corusgroup.com.


Income statement

In challenging market conditions, the Group generated a profit after tax of (pound)50m in the third quarter of 2005 (2004: (pound)188m). This increased the profit after tax for the nine months ending 1 October 2005 to (pound)387m (2004:
(pound)275m) and earnings per share to 8.66p, an increase of 2.44p when compared to the same period in 2004.

Group turnover in the quarter of (pound)2,383m remained largely unchanged when compared to the previous year (2004: (pound)2,356m). Total deliveries were 4.9mt (2004: 5.0mt).

For the steel businesses, deliveries reduced to 4.8mt (2004: 4.9mt) and included 0.3mt of slab supplied from Teesside under the off-take contract completed in January 2005. The slowdown in demand that started during the first half of the year, due to a combination of high stocks through the supply chain and weak consumption in some of Corus' key European markets, created significant downward pressure on selling prices throughout the third quarter. Average revenue per tonne of (pound)439 was 8% lower than the first half of 2005, although it remained 2% higher than the third quarter of 2004. To align production with demand, the Group reduced steel production by 7% in the third quarter, compared to the same period in 2004. This reduction was in addition to the seasonal production breaks normally taken during this period.

The full impact of further increases in input costs in 2005, particularly iron ore, coking coal and energy, was also felt during the third quarter. The Group, however, continued to deliver benefits from its Restoring Success programme and generated an operating profit for the quarter of (pound)103m, compared to (pound)247m for the equivalent period of 2004 when market conditions were significantly more favourable. Excluding restructuring and impairment costs and disposal profits, the underlying operating profit was (pound)100m (2004:
(pound)231m). The operating result for the third quarter included the benefit from the settlement of a long standing legal claim of (pound)16m and commissioning costs of (pound)10m associated with the UK Restructuring programme at Engineering Steels.

For the nine month period, Group turnover increased by 13% to (pound)7,716m (2004: (pound)6,833m). Average revenue per tonne in this period remained 20% higher than 2004, which offset a 6% reduction in sales volumes to 15.3mt (2004:
16.2mt). Total operating costs increased by 12% to (pound)7,130m (2004:
(pound)6,391m), principally as a result of the significant increase in raw material and energy costs. For the nine month period, the Group operating profit of (pound)586m remained significantly better than last year (2004: (pound)442m). Higher average steel prices in the period have continued to offset higher operating costs, combined with further benefits from the Group's Restoring Success programme.

The nine month operating profit included net restructuring and impairment costs of (pound)35m (2004: (pound)17m), mainly in respect of job losses related to new investment in the Long Products division announced during the first half of 2005, that will transfer UK rail production to Scunthorpe. Operating profit also included profit on the sale of fixed assets


                                   Corus Group plc 2005 Third Quarter Results  2
and group undertakings of (pound)18m (2004: (pound)73m), particularly the sale of non-core assets and businesses. The underlying operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)603m compared to (pound)386m for the nine months ending 2 October 2004.

Net finance costs were (pound)22m in the third quarter (2004: (pound)26m), taking the nine months total to (pound)71m, compared to (pound)73m in 2004. Average net debt, excluding the impact of IAS 32 and 39 explained in further detail below, decreased in the period, but the beneficial effect of this was offset by generally higher interest rates in 2005.

The Group's net tax charge for both the third quarter of (pound)30m (2004:
(pound)39m) and the nine month period of (pound)128m (2004: (pound)108m) related entirely to the Group's overseas operations.


Cash flow and net debt

In addition to the third quarter operating profit of (pound)103m and depreciation of (pound)76m, working capital requirements reduced by (pound)187m as debtors decreased in line with selling prices. Stock levels also reduced, despite the continued build of slab stock ahead of next year's blast furnace reline at IJmuiden. Interest payments in the quarter were (pound)16m, significantly lower than 2004, which included non-recurring payments related to the issue of the new 2011 7.5% bond. Taxation paid in the quarter was (pound)67m (2004: (pound)18m), which reflected an interim tax payment to the Dutch Authorities in respect of 2005. Overall, the net cash inflow from operating activities in the quarter was (pound)265m.

For the nine month period, there was a net cash inflow from operating activities of (pound)384m. The improved operating profit of (pound)586m and depreciation of (pound)238m were partially offset by an increase in working capital requirements during this period of (pound)146m. This increase reflected the rise in average revenue and the increase in slab stock outlined above.

The outflow on investing activities in the quarter was (pound)84m, increasing the outflow for the nine month period to (pound)254m. This outflow largely related to capital expenditure of (pound)88m in the quarter, (pound)269m for the nine month period, as the Group continued with its investment programme.

After financing activities, cash and cash equivalents increased by (pound)181m in the quarter and (pound)127m in the nine month period to (pound)680m (2004:
(pound)597m).

At the end of the period, net debt was (pound)961m, including the (pound)268m impact arising from the first time adoption of IAS 32 and 39. These standards require drawings under the Group's debtor securitisation programme to be treated as debt, where previously the programme was shown as a reduction to debtors on the face of the balance sheet.


Balance sheet

Net assets as at 1 October 2005 were (pound)3,435m, compared to (pound)2,882m at 2 October 2004, reflected the Group's investment programme and increased net working capital, as outlined above. At the end of the period, the balance sheet reflected a net retirement benefit liability of (pound)219m, including other post retirement benefits of (pound)18m and


                                   Corus Group plc 2005 Third Quarter Results  3
pension liabilities of (pound)201m. Within net pension liabilities, the Group's main funded schemes reflected a surplus of (pound)53m at the end of period, compared to a deficit of (pound)63m at the end of the first half of 2005.


Group structure

The Group structure comprises four main operating divisions - Strip Products, Long Products, Distribution & Building Systems and Aluminium. The main component parts of these divisions are noted in Appendix 1 to this release on page 18.


Strip Products Division

   3 months to    3 months to                                                      9 months to    9 months to
     1 October      2 October  (pound) millions unless stated                        1 October      2 October
          2005           2004                                                             2005           2004
--------------------------------------------------------------------------------------------------------------
         1,195          1,198  Turnover                                                 3,919           3,420
--------------------------------------------------------------------------------------------------------------
         2,715          2,894  Deliveries (kt)                                          8,441           9,058
--------------------------------------------------------------------------------------------------------------
            93            140  Operating profit                                           500             282
--------------------------------------------------------------------------------------------------------------
            97            141  Operating profit                                           507             258
                               (before restructuring, impairment and disposals)
--------------------------------------------------------------------------------------------------------------

o Although turnover in the third quarter remained unchanged from 2004, gross turnover for the nine months increased by 15% to (pound)3,919m (2004:
     (pound)3,420m). Third quarter deliveries reduced by 6% compared to the same period in 2004, against the background of high stock levels through the supply chain and weak demand, particularly in the UK and northern mainland Europe.
o These market conditions created downward pressure on selling prices. Compared to the first half of 2005, average revenue per tonne reduced by 7%, although it still remained 6% higher than the third quarter of 2004. Spot prices for strip products reached their lowest point at the end of the quarter.
o The third quarter operating profit of (pound)93m (2004: (pound)140m) was affected by reduced steel production and the full impact of increases in raw material and energy prices, partially offset by further benefits from Restoring Success initiatives. The result also benefited from the settlement of a long-standing legal claim ((pound)16m).
o Operating profit for the nine month period amounted to (pound)500m, compared to (pound)282m in 2004. Excluding restructuring and impairment costs and disposal profits, the underlying result improved by (pound)249m due to higher average selling prices in the period and further benefits from the Restoring Success initiatives, which offset increased raw material and energy costs and the reduction in deliveries.


Long Products Division

   3 months to    3 months to                                                      9 months to    9 months to
     1 October      2 October  (pound) millions unless stated                        1 October      2 October
          2005           2004                                                             2005           2004
--------------------------------------------------------------------------------------------------------------
           597            613  Turnover                                                  2,041          1,888
--------------------------------------------------------------------------------------------------------------
         1,659          1,821  Deliveries (kt)                                           5,387          6,002
--------------------------------------------------------------------------------------------------------------
             5             70  Operating profit                                             96            111
--------------------------------------------------------------------------------------------------------------
             3             52  Operating profit                                            108             72
                               (before restructuring, impairment and disposals)
--------------------------------------------------------------------------------------------------------------



                                   Corus Group plc 2005 Third Quarter Results  4

o Gross turnover of Long Products in the third quarter reduced to (pound)597m, from (pound)613m in 2004, reflecting a 9% reduction in deliveries. The division continued to restrict output during the period in response to weaker demand. The reduction in deliveries to 1.7mt (2004:
     1.8mt) was offset by an increase in average revenue per tonne of 7%, when compared to the third quarter of 2004.
o Average revenue per tonne of (pound)360 was however 7% lower than the first half of 2005. The weakness in scrap prices during the first half of the year led to lower price surcharges across a range of Long Products' markets. Against this background, margins could not be protected for products manufactured in the division's integrated process route.
o    For the nine month period, turnover increased by 8% to (pound)2,041m (2004:
     (pound)1,888m). Average revenue per tonne during this period increased 20%, partially offset by a 10% reduction in deliveries that arose from a combination of the sale of Tuscaloosa in July 2004 and restricted output.
o Operating profit in the third quarter was (pound)5m (2004: (pound)70m including a profit from the sale of Tuscaloosa). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit reduced to (pound)3m, compared to (pound)52m in 2004. This reflected a combination of reduced steel production in the third quarter, higher raw material and energy costs and commissioning costs of (pound)10m associated with Engineering Steels. The new assets at Rotherham will not fully achieve planned production volumes until the second half of 2006, due to the complexity of the Stocksbridge order book that is being transferred.
o For the nine month period, the underlying result, excluding restructuring and impairment costs and disposal profits, improved by (pound)36m to (pound)108m (2004: (pound)72m). This result reflected improved margins achieved through higher selling prices in the first half of the year and Restoring Success benefits, that have offset the effect of higher raw material and energy costs and reduced output.


Distribution & Building Systems Division

   3 months to    3 months to                                                      9 months to    9 months to
     1 October      2 October  (pound) millions unless stated                        1 October      2 October
          2005           2004                                                             2005           2004
--------------------------------------------------------------------------------------------------------------
          696             680  Turnover                                                  2,281          1,905
--------------------------------------------------------------------------------------------------------------
        1,600           1,583  Deliveries (kt)                                           4,937          4,793
--------------------------------------------------------------------------------------------------------------
            6              35  Operating profit                                             34             44
--------------------------------------------------------------------------------------------------------------
            1              35  Operating profit                                             31             47
                               (before restructuring, impairment and disposals)
--------------------------------------------------------------------------------------------------------------

o Gross turnover of Distribution & Building Systems for the third quarter was (pound)696m (2004: (pound)680m) increasing the nine months turnover to (pound)2,281m (2004: (pound)1,905m). There was little change year on year in third quarter average revenue per tonne, however average revenue per tonne for the nine month period increased 16%, reflecting higher selling prices in the first half of 2005.
o Higher deliveries in the International business have continued to offset lower deliveries in the distribution businesses that arose as a result of the less favourable market conditions in Western European markets.
o Third quarter operating profit was (pound)6m, compared to (pound)35m in the previous year, when the result positively benefited from price changes on inventory.


                                   Corus Group plc 2005 Third Quarter Results  5

o The nine month operating profit was (pound)34m, compared to (pound)44m in 2004, reflecting lower volumes and margins in the distribution businesses.


Aluminium Division

   3 months to    3 months to                                                      9 months to    9 months to
     1 October      2 October  (pound) millions unless stated                        1 October      2 October
          2005           2004                                                             2005           2004
--------------------------------------------------------------------------------------------------------------
          289             278  Turnover                                                   853             815
--------------------------------------------------------------------------------------------------------------
          146             156  Deliveries (kt)                                            476             486
--------------------------------------------------------------------------------------------------------------
            5               9  Operating profit                                            17              36
--------------------------------------------------------------------------------------------------------------
            5              10  Operating profit                                            22              38
                               (before restructuring, impairment and disposals)
--------------------------------------------------------------------------------------------------------------

o    Gross turnover of Aluminium in the third quarter was (pound)289m (2004:
     (pound)278m), increasing the nine months turnover by 5% to (pound)853m (2004: (pound)815m). Average revenue per tonne increased by 7%, partially offset by a 2% reduction in sales volume.
o The operating profit for the third quarter was (pound)5m, increasing the nine month profit to (pound)17m (2004: (pound)36m). Higher energy and raw material costs continued to adversely affect the smelter operations, while demand and pricing for the extrusions business remained weak.
o Since the period-end, the electricity supply contract for one of the Group's two smelter operations has been re-negotiated to improve the competitive position of this asset. The new contract will commence in January 2006. The Extrusion business in Germany is currently being restructured in response to the weaker market conditions.


Central and other

Certain other costs are not allocated to divisions, including stewardship, corporate governance and country holdings; consolidation and statutory adjustments; and certain non-recurring costs. For the nine month period these costs were (pound)61m, (pound)30m higher than 2004 due to higher self-insured losses, the impact of foreign exchange rate changes and refinancing charges.


Accounting policies

These interim consolidated financial statements are for the nine months ended 1 October 2005. They have been prepared on the basis of International Financial Reporting Standards (IFRS) since they are part of the period covered by the Group's first financial statements to be prepared under IFRS, which will be for the year ended 31 December 2005. Corus has amended its accounting policies to comply with standards issued by the International Accounting Standards Board
(IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that have been issued and are effective, or issued and early adopted, as at the time of preparing these statements. In particular, Corus has applied the amended approach to IAS 19 'Employee Benefits' in December 2004, which allows actuarial gains and losses on retirement benefit plans to be recognised in retained earnings and presented in the statement of recognised income and expense. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.


                                   Corus Group plc 2005 Third Quarter Results  6

Corus Group financial statements were previously prepared under UK Generally Accepted Accounting Principles (UK GAAP), until 1 January 2005, which differs in some areas from IFRS. In preparing these interim financial statements it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS. The comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 and 39, which only applied from 2 January 2005.



                                   Corus Group plc 2005 Third Quarter Results  7

Consolidated income statement


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                             Note       (pound)m          (pound)m
       2,383              2,356   Group turnover                              1           7,716             6,833
      (2,280)            (2,109)  Total operating costs                       3          (7,130)           (6,391)
--------------    ---------------                                                  --------------    --------------
         103                247   Group operating profit                      5             586               442
         (32)               (29)  Finance costs                               6             (95)              (80)
          10                  3   Finance income                              6              24                 7
                                  Share of post-tax (losses)/profits of
                                  joint ventures and associated
          (1)                 6   undertakings                                                -                14
--------------    ---------------                                                  --------------    --------------
          80                227   Profit before taxation                                    515               383
         (30)               (39)  Taxation                                    7            (128)             (108)
--------------    ---------------                                                  --------------    --------------
          50                188   Profit after taxation                                     387               275
==============    ===============                                                  ==============    ==============

                                  Attributable to:
          50                190   Equity holders of the parent                              385               276
           -                 (2)  Minority interests                                          2                (1)
--------------    ---------------                                                  --------------    --------------
          50                188                                                             387               275
==============    ===============                                                  ==============    ==============

                                  Earnings per share
       1.10p               4.28p  Basic earnings per ordinary share                       8.66p             6.22p
==============    ===============                                                  ==============    ==============
       1.06p               4.02p  Diluted earnings per ordinary share                     8.06p             5.89p
==============    ===============                                                  ==============    ==============



                                   Corus Group plc 2005 Third Quarter Results  8

Consolidated balance sheet

                                                                Unaudited         Unaudited
                                                                1 October         2 October
                                                                     2005              2004
                                                   Note          (pound)m          (pound)m
Non-current assets
Goodwill                                                               82                99
Intangible assets                                                      47                35
Property, plant and equipment                                       2,781             2,676
Equity accounted investments                                           99               114
Other financial assets                                                118                66
Retirement benefit assets                                             284               317
Deferred tax assets                                                   177               166
                                                             --------------    ------------
                                                                    3,588             3,473
                                                             --------------    ------------
Current assets
Inventories                                                         1,903             1,599
Trade and other receivables                                         1,625             1,401
Other financial assets                                                 78                 -
Short term investments                                                  -                 1
Cash and cash equivalents                                             917               622
                                                             --------------    ------------
                                                                    4,523             3,623
                                                             --------------    ------------
TOTAL ASSETS                                                        8,111             7,096
                                                             --------------    ------------

Current liabilities
Short term borrowings                                                (248)            (104)
Trade and other payables                                           (1,735)          (1,557)
Current tax liabilities                                               (44)             (98)
Other financial liabilities                                           (13)               -
Short term provisions and other liabilities                          (135)            (127)
                                                             --------------    ------------
                                                                   (2,175)          (1,886)
                                                             --------------    ------------
Non-current liabilities
Long term borrowings                                               (1,630)          (1,553)
Deferred tax liabilities                                             (154)            (147)
Retirement benefit obligations                                       (503)            (438)
Provisions for liabilities and charges                               (119)            (128)
Other non-current liabilities                                         (29)             (27)
Accruals and deferred income                                          (66)             (35)
                                                             --------------    ------------
                                                                   (2,501)          (2,328)
                                                             --------------    ------------
TOTAL LIABILITIES                                                  (4,676)          (4,214)
                                                             --------------    ------------


NET ASSETS                                                          3,435            2,882
                                                             ==============    ============

Equity
Called up share capital                                             1,697            1,696
Share premium account                                                 172              167
Statutory reserve                                     12                -            2,338
Other reserves                                                        255              201
Profit and loss account                                             1,283           (1,559)
                                                             --------------    ------------
Equity attributable to equity holders of parent                     3,407            2,843
Minority interests                                                     28               39
                                                             --------------    ------------
TOTAL EQUITY                                                        3,435            2,882
                                                             ==============    ============


                                   Corus Group plc 2005 Third Quarter Results  9

Statement of recognised income and expense


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
          50                188   Profit after taxation                                     387               275
                                  Actuarial gains/(losses) on defined benefit
          87                 35   plans                                                     (63)              (29)
                                  Net movement on fair
           -                  -     values of cash flow hedges                               37                 -
                                  Revaluation of
           4                  -     available for sale investments                            6                 -
                                  Deferred tax on items
         (23)               (21)    taken directly to reserves                                9                (2)
           -                 (1)  Revaluation of goodwill due to exchange                    (3)               (1)
                                  Exchange movements
          12                 34     on currency net investments                             (26)              (23)
--------------    ---------------                                                  --------------    --------------
                                  Total recognised income relating to the
         130                235   period                                                    347               220
==============    ===============                                                  ==============    ==============

                                  Attributable to:
         130                237   Equity holders of the parent                              345               221
           -                 (2)  Minority interests                                          2                (1)
--------------    ---------------                                                  --------------    --------------
         130                235                                                             347               220
==============    ===============                                                  ==============    ==============



Reconciliation of movements in equity


                                                                                      Unaudited          Unaudited
                                                                                      1 October         2 October
                                                                                           2005              2004
                                                                                       (pound)m          (pound)m

Total equity at beginning of period                                                       3,058             2,658
Adoption of IAS 32 and IAS 39                                                                16                 -
                                                                                   --------------    --------------
Total equity at beginning of period - restated                                            3,074             2,658
Total recognised income and expense
  attributable to equity holders of the parent                                              345               221
Issue of conditional share awards                                                             8                 2
New shares issued                                                                             5                 -
Dividends declared                                                                            -                 -
Minority interests                                                                            3                 1
                                                                                   --------------    --------------
Total equity at end of period                                                             3,435             2,882
                                                                                   ==============    ==============


                                  Corus Group plc 2005 Third Quarter Results  10

Consolidated cash flow statement


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
                                  Operating activities
         348                260   Cash generated from operations                            648               227
         (16)               (42)  Interest paid                                             (87)              (99)
           -                (12)  Issue costs of new loans                                    -               (12)
                                  Interest element of
           -                 (1)    finance lease rental payments                            (1)               (2)
           -                  -   UK corporation tax received                                 4                 -
         (67)               (18)  Taxation paid                                            (180)              (69)
--------------    ---------------                                                  --------------    --------------
         265                187   Net cash flow from operating activities                   384                45
--------------    ---------------                                                  --------------    --------------

                                  Investing activities
         (88)               (97)  Purchase of property, plant and equipment                (269)             (222)
                                  Proceeds from sale of
           7                  2     property, plant and equipment                            16                30
          (4)                (2)  Purchase of intangible assets                             (18)               (4)
         (10)                 -   Purchase of other fixed asset investments                 (42)              (12)
                                  Loans to joint ventures
           -                  -     and associated undertakings                               -                (1)
                                  Repayment of loans by joint ventures
           -                  5     and associated undertakings                               -                 6
                                  Sale of subsidiary undertakings and
           2                 65     businesses                                               21                95
           8                  3   Interest received                                          20                 7
           -                  1   Dividends received                                          7                 3
           1                  3   Sale of short term investments                             11                 5
--------------    ---------------                                                  --------------    --------------
         (84)               (20)  Net cash flow from investing activities                  (254)              (93)
--------------    ---------------                                                  --------------    --------------

                                  Financing activities
           1                  -   Issue of new shares                                         5                 -
           1                281   Proceeds from borrowings                                    3               427
          (2)               (64)  Repayments of borrowings                                  (10)             (117)
                                  Capital element of finance lease rental
           -                 (1)  payments                                                   (1)               (1)
           -                  -   Dividends paid                                              -                 -
--------------    ---------------                                                  --------------    --------------
           -                216   Net cash flow from financing activities                    (3)              309
--------------    ---------------                                                  --------------    --------------

         181                383   Net increase in cash and bank overdrafts                  127               261
                                  Cash and bank overdrafts at
         499                209     beginning of period                                     557               340
           -                  5   Effect of foreign exchange rate changes                    (4)               (4)
--------------    ---------------                                                  --------------    --------------
                                  Cash and bank overdrafts at
         680                597     end of period                                           680               597
==============    ===============                                                  ==============    ==============
                                  Cash and bank overdrafts comprise:
         917                622   Cash and cash equivalents                                 917               622
        (237)               (25)  Bank overdrafts                                          (237)              (25)
--------------    ---------------                                                  --------------    --------------
         680                597                                                             680               597
==============    ===============                                                  ==============    ==============


                                  Corus Group plc 2005 Third Quarter Results  11

Reconciliation of net cash flow to movement in net debt


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
         181                383   Movement in cash and bank overdrafts                      127               261
          (1)                (3)  Movement in short term investments                        (11)               (5)
           1               (216)  Movement in debt                                            8              (309)
           -                 12   Issue costs of new loans                                    -                12
--------------    ---------------                                                  --------------    --------------
         181                176   Change in net debt                                        124               (41)
                                  resulting from cash flows in period
         (10)               (22)  Effect of foreign exchange rate changes                    33                 7
          (1)                 3   Other non-cash changes                                     (8)                1
--------------    ---------------                                                  --------------    --------------
         170                157   Movement in net debt during the period                    149               (33)
      (1,131)            (1,191)  Net debt at beginning of the period                      (842)           (1,001)
           -                  -   Adoption of IAS 32 and IAS 39                            (268)                -
--------------    ---------------                                                  --------------    --------------
        (961)            (1,034)  Net debt at end of the period                            (961)           (1,034)
==============    ===============                                                  ==============    ==============


Analysis of net debt


                                                                                      Unaudited         Unaudited
                                                                                      1 October         2 October
                                                                                           2005              2004
                                                                                       (pound)m          (pound)m

Cash and cash equivalents (excluding bank overdrafts)                                       917               622
Bank overdrafts                                                                            (237)              (25)
Short term investments                                                                        -                 1
Long term borrowings                                                                     (1,601)           (1,525)
Other loans                                                                                  (9)              (78)
Obligations under finance leases                                                            (31)              (29)
                                                                                   --------------    --------------
                                                                                           (961)           (1,034)
                                                                                   ==============    ==============


                                  Corus Group plc 2005 Third Quarter Results  12

Supplementary information


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
                                  1.a Turnover by division
       1,195              1,198       Strip Products                                      3,919             3,420
         597                613       Long Products                                       2,041             1,888
         696                680       Distribution & Building Systems                     2,281             1,905
         289                278       Aluminium                                             853               815
          22                 15       Central & other                                        56                47
---------------   ---------------                                                  --------------    --------------
       2,799              2,784       Gross turnover                                      9,150             8,075
        (416)              (428)      Less: intra-group turnover                         (1,434)           (1,242)
---------------   ---------------                                                  --------------    --------------
       2,383              2,356       Group turnover                                      7,716             6,833
===============   ===============                                                  ==============    ==============

                                      comprising:
         946                988       Strip Products                                      3,135             2,808
         470                437       Long Products                                       1,513             1,385
         690                663       Distribution & Building Systems                     2,238             1,847
         276                267       Aluminium                                             818               787
           1                  1       Central & other                                        12                 6
---------------   ---------------                                                  --------------    --------------
       2,383              2,356       Group turnover                                      7,716             6,833
===============   ===============                                                  ==============    ==============

                                  1.b Group turnover by destination
         649                676       UK                                                  2,121             1,958
       1,242              1,220       Europe (excluding UK)                               4,091             3,593
         221                251       North America                                         667               717
         271                209       Other areas                                           837               565
---------------   ---------------                                                  --------------    --------------
       2,383              2,356       Group turnover                                      7,716             6,833
===============   ===============                                                  ==============    ==============

          Kt                 Kt                                                              Kt                Kt
                                  2.a Sales volume by division
       2,715              2,894       Strip Products                                      8,441             9,058
       1,659              1,821       Long Products                                       5,387             6,002
       1,600              1,583       Distribution & Building Systems                     4,937             4,793
         146                156       Aluminium                                             476               486
           -                  -       Central & other                                         -                 -
--------------    ---------------                                                  --------------    --------------
       6,120              6,454       Gross sales volume                                 19,241            20,339
      (1,175)            (1,438)      Less: intra-group                                  (3,989)           (4,103)
--------------    ---------------                                                  --------------    --------------
       4,945              5,016       Group sales volume                                 15,252            16,236
==============    ===============                                                  ==============    ==============

                                      comprising:
       2,019              2,271       Strip Products                                      6,454             7,161
       1,206              1,099       Long Products                                       3,539             3,921
       1,577              1,490       Distribution & Building Systems                     4,793             4,673
         143                156       Aluminium                                             466               481
           -                  -       Central & other                                         -                 -
--------------    ---------------                                                  --------------    --------------
       4,945              5,016       Group sales volume                                 15,252            16,236
==============    ===============                                                  ==============    ==============

                                  2.b Group sales volume by destination
       1,300              1,440       UK                                                  4,169             4,831
       2,435              2,507       Europe (excluding UK)                               7,855             8,155
         374                526       North America                                       1,169             1,624
         836                543       Other areas                                         2,059             1,626
--------------    ---------------                                                  --------------    --------------
       4,945              5,016       Group sales volume                                 15,252            16,236
==============    ===============                                                  ==============    ==============


                                  Corus Group plc 2005 Third Quarter Results  13

Supplementary information


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
                                  3.  Total operating costs
       1,043              1,109       Raw materials & consumables                         3,434             3,073
                                      Maintenance costs
         228                194         (excluding own labour)                              634               582
         358                318       Other external charges                              1,120             1,011
         437                414       Employment costs                                    1,397             1,301
                                      Depreciation & amortisation
          76                 74         (net of grants released)                            238               217
         102                117       Other operating costs                                 411               428
          53                (92)      Changes in stock                                      (66)             (136)
          (8)                (5)      Own work capitalised                                  (20)              (12)
          (9)                (2)      Profit on disposal of fixed assets                    (17)              (29)
           -                (18)      Profit on disposal of group undertakings               (1)              (44)
--------------    ---------------                                                  --------------    --------------
       2,280              2,109                                                           7,130             6,391
==============    ===============                                                  ==============    ==============

                                  4.  Restructuring, impairment and
                                        disposals
                                      As included in total operating costs:
           6                  2        Redundancy and related costs                          23                15
           -                  -        Accelerated depreciation                               7                (9)
           -                  -        Accelerated amortisation                               -                 -
           -                  -        Other asset write-downs                                1                 9
           -                  2        Other rationalisation costs                            4                 2
--------------    ---------------                                                  --------------    --------------
           6                  4                                                              35                17
          (9)                (2)       Profit on disposal of fixed assets                   (17)              (29)
           -                (18)       Profit on disposal of group undertakings              (1)              (44)
--------------    ---------------                                                  --------------    --------------
          (3)               (16)                                                             17               (56)
==============    ===============                                                  ==============    ==============
                                       comprising:
           4                  1        Strip Products                                         7               (24)
          (2)               (18)       Long Products                                         12               (39)
          (5)                 -        Distribution & Building Systems                       (3)                3
           -                  1        Aluminium                                              5                 2
           -                  -        Central & other                                       (4)                2
--------------    ---------------                                                  --------------    --------------
          (3)               (16)                                                             17               (56)
==============    ===============                                                  ==============    ==============


                                  Corus Group plc 2005 Third Quarter Results  14

Supplementary information


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
                                  5. Group operating result

                                     After restructuring, impairment
                                       and disposals:
          93                140      Strip Products                                         500               282
           5                 70      Long Products                                           96               111
           6                 35      Distribution & Building Systems                         34                44
           5                  9      Aluminium                                               17                36
          (6)                (7)     Central & other                                        (61)              (31)
--------------    ---------------                                                  --------------    --------------
         103                247                                                             586               442
==============    ===============                                                  ==============    ==============
                                     Before restructuring, impairment
                                       and disposals:
          97                141      Strip Products                                         507               258
           3                 52      Long Products                                          108                72
           1                 35      Distribution & Building Systems                         31                47
           5                 10      Aluminium                                               22                38
          (6)                (7)     Central & other                                        (65)              (29)
--------------    ---------------                                                  --------------    --------------
         100                231                                                             603               386
==============    ===============                                                  ==============    ==============


                                  6. Financing items
                                     Interest payable:
         (30)               (29)       Bank and other borrowings                            (88)              (79)
          (2)                 -        Accretion of convertible bonds                        (6)                -
           -                  -        Finance leases                                        (1)               (1)
--------------    ---------------                                                  --------------    --------------
         (32)               (29)     Finance costs                                          (95)              (80)
--------------    ---------------                                                  --------------    --------------
          10                  3      Interest receivable                                     21                 7
                                     Fair value gains - convertible
           -                  -      bond equity options                                      3                 -
--------------    ---------------                                                  --------------    --------------
          10                  3      Finance income                                          24                 7
--------------    ---------------                                                  --------------    --------------
         (22)               (26)                                                            (71)              (73)
==============    ===============                                                  ==============    ==============


                                  7. Taxation
           -                  -      UK corporation tax                                      77                 9
           -                  -      Double tax relief                                      (77)               (9)
           1                  -      Overseas prior year (credit)/charge                     (6)                1
          39                 29      Overseas taxes                                         128                85
--------------    ---------------                                                  --------------    --------------
          40                 29      Current tax                                            122                86
           -                  4      UK deferred tax                                          -                 9
         (10)                 6      Overseas deferred tax                                    6                13
--------------    ---------------                                                  --------------    --------------
          30                 39                                                             128               108
==============    ===============                                                  ==============    ==============

Deferred tax assets amounting to (pound)177m have been recognised at 1 October 2005 (1 January 2005: (pound)174m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,617m (1 January 2005: (pound)1,706m) of which (pound)1,080m (1 January 2005: (pound)1,218m) are UK losses.


                                  Corus Group plc 2005 Third Quarter Results  15

Supplementary information


   Unaudited          Unaudited                                                       Unaudited         Unaudited
 3 months to        3 months to                                                     9 months to       9 months to
   1 October          2 October                                                       1 October         2 October
        2005               2004                                                            2005              2004
    (pound)m           (pound)m                                                        (pound)m          (pound)m
                                  8.  Reconciliation of cash generated from
                                      operations
          50                188       Profit after taxation                                 387               275
                                      Adjustments for:
          30                 39        Tax                                                  128               108
                                      Depreciation and amortisation
          76                 74          (net of grants released)                           238               217
          (9)               (20)       Profit on disposals                                  (18)              (73)
         (10)                (3)       Interest income                                      (24)               (7)
          32                 29        Interest expense                                      95                80
                                       Share of results of joint ventures
           1                 (6)         and associated undertakings                          -               (14)
                                       Restructuring costs (excluding
                                         accelerated depreciation &
           6                  4          amortisation)                                       28                26
         (13)               (10)       Utilisation of rationalisation provisions            (39)              (35)
          79                (96)       Movement in stocks                                  (201)             (245)
         193                 48        Movement in debtors                                    6              (312)
         (85)                 9        Movement in creditors                                 49               191
          (2)                 4        Other movements (net)                                 (1)               16
--------------    ---------------                                                  --------------    --------------
         348                260       Net cash flow generated from operations               648               227
==============    ===============                                                  ==============    ==============

                                  9.  Capital expenditure
          88                 97       Purchase of tangible fixed assets                     269              222
           5                  9       Movement in capital creditors                          (9)              23
--------------    ---------------                                                  --------------    --------------
          93                106                                                             260              245
==============    ===============                                                  ==============    ==============

                                  10. Reconciliation of Group operating
                                      profit to EBITDA before restructuring,
                                      impairment and disposals disposals
         103                247       Group operating profit                                586               442
           6                  4       Restructuring costs                                    35                17
          (9)               (20)      Profit on disposals                                   (18)              (73)
--------------    ---------------                                                  --------------    --------------
         100                231       Underlying operating profit                           603               386
                                      Depreciation & amortisation (net of grants
                                        released and excluding accelerated
          76                 74         depreciation & amortisation)                        231               226
--------------    ---------------                                                  --------------    --------------
         176                305       EBITDA before restructuring,                          834               612
                                        impairment and disposals
==============    ===============                                                  ==============    ==============

                                      comprising:
         139                185       Strip Products                                        639               392
          19                 65       Long Products                                         157               119
           6                 40       Distribution & Building Systems                        46                63
          15                 20       Aluminium                                              51                68
          (3)                (5)      Central & other                                       (59)              (30)
--------------    ---------------                                                  --------------    --------------
                                      EBITDA before restructuring,
         176                305         impairment and disposals                            834               612
==============    ===============                                                  ==============    ==============


                                  Corus Group plc 2005 Third Quarter Results  16

Supplementary information


                                                    Unaudited         Unaudited
                                                  9 months to       9 months to
                                                    1 October         2 October
                                                         2005              2004
                                                       Number            Number
11. Employees
    Average weekly numbers employed:
    UK                                                 24,300            24,500
    Netherlands                                        11,300            11,300
    Germany                                             5,700             5,900
    Other countries                                     6,900             7,000
                                                 --------------    -------------
                                                       48,200            48,700
                                                 ==============    =============
    Numbers employed at end of the period:
    UK                                                 24,200            24,600
    Netherlands                                        11,400            11,200
    Germany                                             5,700             5,800
    Other countries                                     7,000             6,800
                                                 --------------    -------------
                                                       48,300            48,400
                                                 ==============    =============
    comprising:
    Strip Products                                     22,600            22,600
    Long Products                                      12,800            12,900
    Distribution & Building Systems                     5,900             5,800
    Aluminium                                           5,700             5,700
    Central & other                                     1,300             1,400
                                                 --------------    -------------
                                                       48,300            48,400
                                                 ==============    =============


12. Statutory Reserve

The statutory reserve of (pound)2,338m, as disclosed in the balance sheet as at 2 October 2004, arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance (pound)381m was originally set aside as available for distribution; the balance of (pound)1,957m were restricted reserves which could only be applied in paying up unissued shares to be allotted to its parent Company as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.


                                  Corus Group plc 2005 Third Quarter Results  17

Principal divisional activities                                       Appendix 1

-----------------------------------------------------------------------------------------------------------------------------

Strip Products Division

Corus Strip Products IJmuiden and               Corus Tubes                             Corus Special Strip
Corus Strip Products UK                         Steel tubes, hollow sections, line      Plated precision strip products with
Hot rolled steel strip and cold rolled          pipe and pipeline project               specialist finishes
and metallic coated steel                       management


Corus Packaging Plus                            Corus Colors                            Cogent Power
Light gauge coated steel for packaging and      Pre-finished steels                     Electrical steels, transformer cores,
non-packaging applications                                                              generator and motor laminations

-----------------------------------------------------------------------------------------------------------------------------

Long Products Division

Corus Construction & Industrial                 Corus Rail                              Downstream businesses
Plate, sections, wire rod and semi-             Railway products, design and            Custom designed hot rolled special
finished steel                                  consultancy, rail infrastructure        steel profiles, hot and cold narrow
                                                contracting                             strip


Corus Engineering Steels                                                                Teesside Cast Products
Engineering billet, rolled and bright bar                                               Slab and bloom

-----------------------------------------------------------------------------------------------------------------------------

Distribution and Building
Systems Division

Corus Distribution and                          Corus International                     Corus Consulting
Building Systems                                Tailored product and service            Consultancy, technology, training
Service centres, further material processing    solutions for international projects    and operational assistance to the
and building systems                            and international trade                 steel and aluminium industries

-----------------------------------------------------------------------------------------------------------------------------

Aluminium Division

Corus Primary Aluminium                         Corus Aluminium Rolled Products         Corus Aluminium Extrusions
Extrusion billets, slabs and ingots             Rolled plate, sheet and coil            Soft and hard extruded profiles,
                                                                                        rod and bars



                                  Corus Group plc 2005 Third Quarter Results  18